Filed Pursuant to Rule 424(b)(3)
File Number 333-123228
PROSPECTUS SUPPLEMENT NO. 2
to Prospectus declared
effective on June 12, 2006, as supplemented on June 20, 2006
(Registration No. 333-123228)
SPARK NETWORKS PLC
This Prospectus Supplement No. 2 supplements our Prospectus dated June 12, 2006 and Prospectus Supplement No. 1 dated June 20, 2006. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.
You should read this Prospectus Supplement No. 2 together with the Prospectus and Prospectus Supplement No. 1.
This Prospectus Supplement No. 2 includes the attached Current Report on Form 8-K of Spark Networks plc dated July 10, 2006, as filed by us with the Securities and Exchange Commission.
Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement No. 2 is July 10, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): July 5, 2006
Spark Networks plc
(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(State or Other Jurisdiction of Incorporation)

000-51195	98-0200628
(Commission File Number)	(IRS Employer Identification No.)

8383 Wilshire Boulevard, Suite 800, Beverly Hills, California	90211
(Address of Principal Executive Offices)	(Zip Code)

(323) 836-3000
(Registrant’s Telephone Number, Including Area Code)
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers
On July 5, 2006, the Board of Directors of Spark Networks plc (the “Company”) appointed Michael A. Kumin as a member of the Board of Directors effective immediately. Mr. Kumin is employed as a Partner with Great Hill Partners, a Boston-based private equity firm (together with its affiliates, the “Great Hill Group”). As more fully described below, the Great Hill Group, as of June 30, 2006, collectively owns 9,085,000 shares of the Company, or approximately 29.9% of the Company’s outstanding shares, and has voting control of an aggregate of approximately 48.7% of the Company’s securities to elect a director of the Company under the share purchase agreements pursuant to which it purchased its shares. Mr. Kumin was not appointed as a director under the terms of the share purchase agreements described below and there is no arrangement or understanding pursuant to which Mr. Kumin was appointed. There is no family relationship between Mr. Kumin and any other director or executive officer of the Company.
The Great Hill Group, as of June 30, 2006, collectively owns 9,085,000 shares of the Company, or approximately 29.9% of the Company’s outstanding shares, and has voting control of an aggregate of approximately 48.7% of the Company’s securities to elect a director of the Company subject to the terms and conditions of the share purchase agreements entered into on December 1, 2005 with each of Joe Shapira, Alon Carmel, affiliates of Tiger Global Management, and Criterion Capital Management, LLC (“Criterion Capital Management,” and collectively with Mr. Shapira, Mr. Carmel and affiliates of Tiger Global Management, the “Selling Shareholders”). Mr. Shapira is Chairman of the Board of Directors of the Company and Alon Carmel is a former Co-Executive Chairman of the Company’s Board. The Great Hill Group entered into an additional share purchase agreement with the affiliates of the Tiger Global Management on June 13, 2006. As previously reported in the Company’s filings with the Securities and Exchange Commission, pursuant to the terms of the share purchase agreements with each of the Selling Shareholders, for so long as the Great Hill Group collectively owns: (i) in the case of the share purchase agreements entered into with Messrs. Shapira and Carmel, at least 10% of the outstanding ordinary shares; and (ii) in the case of the share purchase agreements entered into with Tiger Global Management and Criterion Capital Management, at least 5% of the outstanding ordinary shares, each Selling Shareholder agreed that:
•	if at any time the Great Hill Group notifies a Selling Shareholder of its desire and intention to designate a single director (“Great Hill Director”) in advance of any meeting of the shareholders for the election of directors or when any other approval is sought with respect to the election of directors, such Selling Shareholder agreed to vote all of its voting shares that are owned or held of record by such Selling Shareholder or to which it has voting power or can direct, restrict or control any such voting power (the “Remaining Shares”) to elect such Great Hill Director; and
•	if at any time the Great Hill Group notifies a Selling Shareholder of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Selling Shareholder agreed to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner.
Each Selling Shareholder also irrevocably granted, and appointed Michael A. Kumin, and any other person who shall be designated by the Great Hill Group, as such Selling Shareholder’s proxy and attorney (with full power of substitution), to vote all of such Selling Shareholder’s Remaining Shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director. The covenants and obligations of each Selling Shareholder terminate after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the Company’s articles and memorandum of association, as in effect on December 1, 2005.
In addition, the Company had entered into a confidentiality agreement dated October 14, 2005 with Great Hill Equity Partners II (“Great Hill Partners”), an affiliate of the Great Hill Group, that contained a provision (the “Standstill Provision”) pursuant to which Great Hill Partners agreed not to, among other things, directly or indirectly acquire, offer to acquire, or propose to acquire more than 2% of any class of the Company’s securities or rights to acquire more than 2% of any class of the Company’s securities for a period of one year from the date of the confidentiality agreement without the Company’s prior written consent. On December 1, 2005, the Company and Great Hill Partners entered into a standstill agreement (the “Standstill Agreement”) pursuant to which the Company waived the Standstill Provision and Great Hill Partners agreed that its ability to increase its beneficial ownership of the Company’s securities would be subject to the terms and conditions of the Standstill Agreement, which has a term of five years unless terminated earlier. Pursuant to the Standstill Agreement, for a period of 14 months from the date of the Standstill Agreement (the “Fourteen Month Period”), Great Hill Partners agreed that it would not, without the prior written consent of the Company:

•	acquire or seek to acquire, directly or indirectly, by purchase or otherwise, ownership of any voting securities of the Company (or rights to acquire any class of securities of the Company or any subsidiary thereof) such that Great Hill Partners and its affiliates (the “Great Hill Group”) would beneficially own more than 29.9% of the total voting power (the “Total Voting Power”) of the Company, which is defined as the aggregate number of votes which may be cast by holders of outstanding voting securities on a poll at a general meeting of the Company taking into account any voting restrictions imposed by the Company’s Articles of Association, or take any action that would require the Company to make a public announcement regarding the foregoing under applicable law;
•	participate in any of the following with respect to the Company or its subsidiaries: (i) any tender, takeover or exchange offer or other business combination, (ii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, or (iii) any solicitation of proxies or consents to vote any voting securities;
•	form, join or participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing;
•	seek to control the Board of Directors of the Company; and
•	enter into any arrangements with any third party with respect to any of the above.
After the expiration of the Fourteen Month Period, Great Hill Partners agreed that it would not acquire or seek to acquire beneficial ownership of any voting securities of the Company (or rights to acquire any class of securities of the Company or any subsidiary thereof) or participate in any tender, takeover or exchange offer or other business combination, or any recapitalization, restructuring, dissolution or other extraordinary transaction if (i) prior to giving effect thereto, the Great Hill Group beneficially owns less than 60% of Total Voting Power and (ii) after giving effect, the Great Hill Group would beneficially own more than 29.9% of Total Voting Power. Notwithstanding the foregoing, the Great Hill Group, after the Fourteen Month Period, would not be deemed to beneficially own any voting securities owned by another person if the sole reason is being a member of a group with such person and there are no other indicia of beneficial ownership of such securities that are attributable to the Great Hill Group. The provisions of the Standstill Agreement do not apply to (i) repurchases, redemptions, a rights issue, recapitalizations and consolidation or a share capital reduction by the Company, and (ii) offers to acquire securities by the Great Hill Group to all of the holders of voting securities of the Company.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS PLC
Date: July 10, 2006	By:	/s/ Mark G. Thompson
		Name:	Mark G. Thompson
		Title:	Chief Financial Officer